UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                      to

Commission File Number 000-50275

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

BCB Community Bank 401(k) Plan

B:	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BCB Bancorp, Inc.

104-110 Avenue C

Bayonne, New Jersey 07002

BCB Community Bank

401(k) Plan

Financial Statements and

Supplementary Schedule

- Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Document Contents

i

Report of Independent Registered Public Accounting Firm

To the Board of Directors, Plan Administrator and Plan Participants of BCB Community Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits (modified cash basis) of BCB Community Bank 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits (modified cash basis) of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2021, in conformity with the modified cash basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Basis of Accounting

We draw attention to Note 2 of the financial statements, which describes the basis of accounting. The financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America. Our opinion is not modified with respect to this matter.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year), on a modified cash basis, as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including the form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 2018.

/s/ Wolf & Company, P.C.

Boston, Massachusetts

June 28, 2022

BCB Community Bank 401(k) Plan

Statements of Net Assets Available for Benefits – Modified Cash Basis

December 31, 2021 and 2020

	2021	2020
Assets
Investments, at fair value	$15,432,543	$12,754,186
Investments, at contract value	1,529,977	1,327,864

Total investments	16,962,520	14,082,050
Notes receivable from participants	374,823	385,702

Net assets available for benefits	$17,337,343	$14,467,752

See report of independent registered public accounting firm and accompanying notes to financial statements.

BCB Community Bank 401(k) Plan

Statement of Changes in Net Assets Available for Benefits – Modified Cash Basis

Year Ended December 31, 2021

Additions to Net Assets Attributed to
Investment Income:
Interest and dividends	$76,850
Net appreciation in fair value of investments	2,394,776

Total investment income	2,471,626

Interest income on notes receivable from participants	15,309

Contributions:
Participant contributions	1,082,036
Employer contributions	545,359

Total contributions	1,627,395

Total additions	4,114,330

Deductions from Net Assets Attributed to
Benefits paid to participants	1,235,133
Administrative expenses	9,606

Total deductions	1,244,739

Net increase in net assets available for benefits	2,869,591
Net Assets Available for Benefits
Beginning of year	14,467,752

End of year	$17,337,343

See report of independent registered public accounting firm and accompanying notes to financial statements.

BCB Community Bank 401(k) Plan

Notes to Financial Statements – Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

1.	Description of the Plan

The following brief description of the provisions of the BCB Community Bank 401(k) Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan Agreement for more complete information.

General

The Plan is a defined contribution plan which covers all eligible employees who have elected to participate. Employees are eligible to participate in the Plan following the completion of one year of service, as defined in the Plan Agreement, and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan’s trustee is Voya Institutional Trust Company.

Plan Sponsor

BCB Bancorp, Inc. (the “Company”) is a New Jersey corporation, which is the holding company parent of BCB Community Bank located in Bayonne, New Jersey.

Participant Contributions

Participants may elect to contribute a flat dollar amount or a percentage from 1% to 100% of their pretax compensation, in increments of 1% each Plan year. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also make rollover contributions to the Plan.

Employer Contributions

BCB Community Bank (the “Bank”) provides a safe harbor matching contribution to meet certain nondiscrimination requirements. The safe harbor contribution matches employee contributions that do not exceed 3% of compensation for the Plan year plus another 50% of elective deferrals that exceed 3% of compensation for the Plan year, but do not exceed 5% of compensation. The Bank may also make a profit sharing contribution to the Plan each year. To be eligible to receive the profit sharing contribution, certain requirements, which are stated in the Plan document, must be satisfied. There were no profit sharing contributions made to the Plan in 2021 and 2020.

Participant Accounts

All contributions are directed by the participant into various investment options offered by the Plan. Each participant’s account is credited with the participant’s contributions and the Bank’s matching contribution and an allocation of the Bank’s profit sharing contribution (if applicable) and Plan earnings or losses. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested balance in the participant’s account. The value of participant accounts will fluctuate with the market values of the securities in which the accounts are invested.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan

Notes to Financial Statements – Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Vesting

A participant has at all times, a vested and nonforfeitable right to the entire balance in his or her contribution and rollover contribution accounts. Each participant attains a vested and nonforfeitable right in the Bank’s profit sharing contributions according to the following schedule.

Years of Service	Percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 years or more	100%

Vesting in the Bank’s safe harbor and any qualified matching contributions is 100% at the time the contribution is made.

A participant becomes 100% vested in profit sharing contributions upon death or disability.

Plan Sponsor Stock

Participants may invest in common stock of BCB Bancorp, Inc. (the “Stock”) through a common stock fund.

Benefit Distributions

On termination of service in the event of death, disability, retirement or other reasons, a participant or designated beneficiary in the event of death, may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account or a direct rollover to an eligible retirement plan including an individual retirement account or individual retirement annuity.

Notes Receivable from Participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the vested balance in the participants’ account and bear interest at the rate designated by the Plan Administrator. Interest rates range from 3.25% to 5.50% as of December 31, 2021. Terms range from one to five years or greater if used for the purchase of a principal residence.

Forfeitures

Forfeited balances of terminated participating non-vested accounts may be used to reduce future Bank contributions to the Plan or to pay plan administrative expenses. At December 31, 2021 and 2020 forfeited amounts were $0, respectively. Forfeitures of $3,132 were used to pay plan administrative expenses in 2021.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan

Notes to Financial Statements – Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s financial statements are prepared on the modified cash basis of accounting. Although not in accordance with accounting principles generally accepted in the United States of America (GAAP), this method of accounting is permitted under the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA and is a comprehensive basis of accounting other than GAAP. Therefore, certain additions and related assets are recognized when received rather than when earned and certain liabilities and expenses are recognized when paid rather than when the obligations are incurred.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value). Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for a discussion of fair value measurements. The assets of the Plan are subject to market fluctuations which could affect balances available for benefits.

Interest and dividend income, capital gains and losses are recorded at the time the proceeds are received.

Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Notes Receivable from Participants

Notes receivable from participants are valued at their outstanding principal balance.

Use of Estimates

The preparation of financial statements in conformity with the modified cash basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the determination of the fair value of the Plan’s assets. Actual results could differ from those estimates.

Benefit Payments

Benefit payments are recorded when paid.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan

Notes to Financial Statements – Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Administrative Expenses

The Company intends to pay all of the administrative expenses of the Plan directly, but reserves the right to authorize such expenses be paid by the Plan. Any such payment of administrative expenses by the Plan will be allocated among the various investment funds in proportion to the fair value of the assets on the last valuation date and allocated to the various accounts in the same manner as a gain on investments. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation/ depreciation of fair value of investments.

3.	Plan Termination

Although it has not expressed intent to do so, the Bank has the right under the Plan to terminate the Plan, at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their account. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as set forth in the Plan document.

4.	Related Party and Party-in-Interest Transactions

The Plan owns shares of the common stock of the Company. The Plan permits that Bank matching contributions may be used to purchase common stock of the Company, and participants may also elect to invest in the Company’s Stock. These transactions qualify as related party and party-in-interest transactions. The Plan owns 127,594 and 129,237 shares of the common stock of the Company as of December 31, 2021 and 2020, respectively. Total purchases related to the Company’s Stock at market value for 2021 and 2020 were approximately $137,000 and $380,000, respectively. Total sales related to the Company’s Stock at market value for 2021 and 2020 were approximately $153,000 and $89,000, respectively. No shares were released in connection with the payment of benefits in 2021 and 2020.

Certain administrative functions of the Plan are performed by officers or employees of the Bank. No such officer or employee receives compensation from the Plan.

The Plan’s investments are managed by Voya, the trustee. These transactions qualify as party-in-interest transactions. Administrative fees for newly originated loans to participants are deducted from the loan proceeds by the trustee and are reflected in the statement of changes in net assets available for benefits as administrative expenses. Fees for accounting and other administrative services are paid for by the Bank.

5.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan

Notes to Financial Statements – Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

Level 2 - Inputs to the valuation methodology include

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for investments measured at fair value. There have been no significant changes in the methodologies used during the years ended December 31, 2021 and 2020.

The fair value of the common stock fund is valued at the closing price reported on the active market on which the individual securities are traded adjusted to unitized value to reflect the cash component within the fund.

Pooled separate accounts are valued based upon the units of such pooled separate accounts held by the Plan at year end multiplied by the respective unit value. As of December 31, 2021 and 2020, pooled separate accounts held by Voya are valued at their “accumulation unit value” (AUV). These are valued daily as the number of accumulation units held multiplied by the AUV. The AUV is determined daily based on the net asset value of shares of the underlying fund, the fund’s dividends and the contract’s separate account charges. Investments in the pooled separate accounts are measured at fair value using the net asset value per share (or its equivalent) as a practical expedient and in accordance with Subtopic 820-10 have not been classified in the fair value hierarchy.

Due to the nature of the pooled separate accounts discussed above, there are no unfunded commitments or redemption restrictions.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan’s management believes the valuation methodologies are appropriate and consistent with those used by other market participants, the use of different methodologies or assumptions to determine the fair value of certain investments could result in a different fair value measurement at the reporting date.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan

Notes to Financial Statements – Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2021 and 2020:

	Assets Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Company common stock fund	$2,129,606	$—	$—	$2,129,606

Total assets in the fair value hierarchy	$2,129,606	$—	$—	$2,129,606

Investments measured at net asset value (a)				$13,302,937

Investments at fair value				$15,432,543

	Assets Fair Value as of December 31, 2020
	Level 1	Level 2	Level 3	Total
Company common stock fund	$1,553,368	$—	$—	$1,553,368

Total assets in the fair value hierarchy	$1,553,368	$—	$—	$1,553,368

Investments measured at net asset value (a)				$11,200,818

Investments at fair value				$12,754,186

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits and notes to the financial statements.

6.	Guaranteed Annuity Contract with Voya

The Plan offers the option to invest in a guaranteed annuity contract with Voya who maintains the contributions in a general account. The contract is considered fully benefit-responsive and is reported at contract value. Contract value, as reported to the Plan by Voya, of $1,529,977 at December 31, 2021 and $1,327,864 at December 31, 2020 represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.

Voya is contractually obligated to repay the principal and interest at the specified interest rate that is guaranteed to the Plan. The crediting rate is based on a formula established by Voya but may not be less than 1%.

This contract meets the fully benefit-responsive investment contract criteria and therefore is reported at contract value. Contract value is the relevant measure for the portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants normally would receive if they were to initiate permitted transactions under the Plan. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan

Notes to Financial Statements – Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

The Plan’s ability to receive amounts due in accordance with the contract is dependent on Voya’s ability to meet its financial obligations. Voya’s ability to meet its contractual obligations may be affected by future economic and regulatory developments.

Certain events might limit the ability of the Plan to transact at contract value with Voya. These events may be different under each contract. Examples of such events include the following:

1. The Plan’s failure to qualify under Section 401(a) of the Internal Revenue Code or the failure of the trust to be tax-exempt under Section 501(a) of the Internal Revenue Code

2. Premature termination of the contract

3. Plan termination or merger

4. Changes to the Plan’s prohibition on competing investment options

5. Bankruptcy of the Bank or other events (for example, divestitures or spinoffs of a subsidiary) that significantly affect the Plan’s normal operations.

No events are probable of occurring that might limit the ability of the Plan to transact at contract value with Voya and that also would limit the ability of the Plan to transact at contract value with the participants.

In addition, certain events allow Voya to terminate the contract with the Plan and settle at an amount different from contract value. Those events may be different under each contract. Examples of such events may include the following:

1. An uncured violation of the Plan’s investment guidelines

2. A breach of material obligation under the contract

3. A material misrepresentation

4. An amendment to the agreement without the consent of Voya.

7.	Risk and Uncertainties

The Plan offers investment options in various investment securities, including the Company common stock fund, pooled separate accounts and a guaranteed annuity contract which are exposed to various risks such as interest rate, market, and credit risk. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

As of December 31, 2021, the Plan had investments of $3,925,987 concentrated in 2 funds representing 23% of the net assets available for benefits.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan

Notes to Financial Statements – Modified Cash Basis

As of December 31, 2021 and 2020 and for the Year Ended December 31, 2021

8.	Income Tax Status of the Plan

The Plan adopted CCH Incorporated DBA FTWilliam Com’s Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangement (“CODA”). The IRS determined and informed the Volume Submitter by letter dated March 31, 2014, that the Volume Submitter Profit Sharing Plan with CODA was accepted under Section 401a of the IRC for use by employers for the benefit of their employees. Although the Plan has been amended since receiving the opinion letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees of the Plan are not aware of any course of action or series of events that have occurred that might adversely affect the Plan’s qualified status.

Plan management is required to evaluate tax positions taken by the plan. Since the Plan utilizes the modified cash basis of accounting the resulting tax impact of these tax positions are recognized in the financial statements when they are actually paid, based on the result of this evaluation. The Plan is subject to examination by taxing authorities, however, there are currently no examinations for any periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2018.

See report of independent registered public accounting firm.

BCB Community Bank 401(k) Plan

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

EIN: 22-3760320 Plan Number: 001

December 31, 2021

				Current
(a)	Identity of Issue (b)	Description of Investment (c)	Cost**	Value (e)
*	Common stock fund	BCB Bancorp, Inc. common stock		$2,129,606
*	Pooled separate account	Vanguard Mid Cap Index		183,633
*	Pooled separate account	Vanguard Small – Cap Index		170,271
*	Pooled separate account	American Funds EuroPacific		140,411
*	Pooled separate account	American Funds Growth Fund		1,796,381
*	Pooled separate account	American Funds New Perspective		212,928
*	Pooled separate account	American Funds Cap Income Bld		112,754
*	Pooled separate account	DFA US Targeted VI Port Ins		230,866
*	Pooled separate account	Pimco Real Return		150,182
*	Pooled separate account	Voya Index Solution 2035		633,946
*	Pooled separate account	Voya Index Solution 2040		948,640
*	Pooled separate account	Voya Index Solution Inc		795,736
*	Pooled separate account	JP Morgan Equity Income		982,703
*	Pooled separate account	Neuberg Berm MdCap Grw Fund		354,965
*	Pooled separate account	Legg Mason BW GI Op Bond		91,307

See report of independent registered public accounting firm.

*	Pooled separate account	Voya Intermediate Bond Fund	286,343
*	Pooled separate account	Prudential High Yield Fund	263,299
*	Pooled separate account	Victory Sycmr Est VI Fd	254,725
*	Pooled separate account	Vanguard Em Mkts Stk Ind Fd Adm	93,177
*	Pooled separate account	Vanguard Total Intl Stk Index	131,983
*	Pooled separate account	Vanguard 500 Index Fund Adm	1,503,636
*	Pooled separate account	Vanguard Totl Stck Mkt Index Fd Adm	426,378
*	Pooled separate account	American Funds Wash Mtual	87,231
*	Pooled separate account	Voya Index Solution 2045	53,610
*	Pooled separate account	Voya Index Solution 2050	171,166
*	Pooled separate account	Voya Index Solution 2055	47,294
*	Pooled separate account	Voya Index Solution 2060	118,504
*	Pooled separate account	Eagle Small Cap Growth Fund	29,481
*	Pooled separate account	Mainstay CBRE Real Estate	127,968
*	Pooled separate account	Loomis Sayles Bond Fund	36,877
*	Pooled separate account	American Funds AMCAP Fund	88,057
*	Pooled separate account	Pimco Commodity Rl Rtn	64,925

See report of independent registered public accounting firm.

*	Pooled separate account	Voya Index Solution 2025	1,058,511
*	Pooled separate account	Voya Index Solution 2030	461,424
*	Pooled separate account	Vanguard Balanced Index Fnd Adm	1,193,625
*	Guaranteed Annuity Contract	Voya Fixed Account	1,529,977
*	Participant Loans	Participant loans 3.25% to 6.25%	374,823

		Total	$17,337,343

*	A party-in-interest as defined by ERISA
**	Cost Information is not required for participant directed investments

See report of independent registered public accounting firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Wolf & Company, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BCB COMMUNITY BANK 401(K) PLAN

Date: June 28, 2022	By:	/s/ Karen M. Duran
Name: Karen M. Duran
Title: Interim Chief Financial Officer and Chief Accounting Officer
BCB Community Bank